UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

*(Amendment No. 1)

______________________________

BYLINE BANCORP, INC.

(Name of Issuer)

______________________________

Common Stock

(Title of Class of Securities)

124411 109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

______________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)
☐Rule 13d–1(c)
☒ Rule 13d–1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124411 109

(1)	Names of reporting persons MBG Investors I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ontario, Canada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power —
(6) Shared voting power 11,555,601
(7) Sole dispositive power —
(8) Shared dispositive power 11,555,601
(9)	Aggregate amount beneficially owned by each reporting person 11,555,601
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) FORMCHECKBOX
(11)	Percent of class represented by amount in Row (9) 30.8%(1)
(12)	Type of reporting person (see instructions) PN

(1) This calculation is based on 37,477,753 shares of common stock (“Common Stock”) of Byline Bancorp, Inc. (the “Issuer”) outstanding as of November 2, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2022 (the “Form 10-Q”).

CUSIP No. 124411 109

(1)	Names of reporting persons Antonio del Valle Perochena
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mexico
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power —
	(6)	Shared voting power 11,555,601
	(7)	Sole dispositive power —
	(8)	Shared dispositive power 11,555,601
(9)	Aggregate amount beneficially owned by each reporting person 11,555,601
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 30.8%(1)
(12)	Type of reporting person (see instructions) IN, HC

(1) This calculation is based on 37,477,753 shares of Common Stock outstanding as of November 2, 2022 as reported in the Form 10-Q

Item 1(a) Name of issuer:

Byline Bancorp, Inc. (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices:

180 North LaSalle Street, Suite 300, Chicago, Illinois 60601.

2(a) Name of person filing:

This Schedule 13G is being filed jointly by MBG Investors I, L.P., a Canadian limited partnership (“MBG”) and Antonio del Valle Perochena, a Mexican citizen (together with MBG, the “Reporting Persons”).

The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A to this Schedule 13G.

2(b) Address or principal business office or, if none, residence:

The principal business office of MBG is 365 Bay Street, Suite 800, M5H2V1 Toronto, Ontario, Canada. The address of Antonio del Valle Perochena is c/o MBG, 365 Bay Street, Suite 800, M5H2V1 Toronto, Ontario, Canada.

2(c) Citizenship:

The place of organization of MBG is Toronto, Ontario, Canada. The citizenship of Antonio del Valle Perochena is Mexican.

2(d) Title of class of securities:

Common Stock, par value $0.01 per share.

2(e) CUSIP No.:

124411 109

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), indicate type of person filing:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned: See the responses to Item 9 on each of the attached cover pages and the explanatory note above.

(b) Percent of class: See the responses to Item 11 on each of the attached cover pages and the explanatory note above.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See the responses to Item 5 on each of the attached cover pages and the explanatory note above.

(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on each of the attached cover pages and the explanatory note above.

(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on each of the attached cover pages and the explanatory note above.

(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on each of the attached cover pages and the explanatory note above.

MBG is the holder of record of the shares of Common Stock reported herein. Mr. del Valle Perochena is the general partner of MBG and may be deemed to have voting and dispositive power, and therefore beneficial ownership, with respect to such shares of Common Stock.

None of the foregoing should be construed in and of itself as an admission by any of the Reporting Persons as to beneficial ownership of such shares of the Common Stock reported herein.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following FORMCHECKBOX

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

Not Applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

February 13, 2023	MBG Investors I, L.P. By: /s/ Antonio del Valle Perochena Name: Antonio del Valle Perochena Title: General Partner
February 13, 2023	By: /s/ Antonio del Valle Perochena Name: Antonio del Valle Perochena

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of an amended statement on Schedule 13G (including such other amendments thereto) with respect to the common stock of Byline Bancorp, Inc., and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any further amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 13th day of February, 2023.

MBG Investors I, L.P. By: /s/ Antonio del Valle Perochena Name: Antonio del Valle Perochena Title: General Partner
By: /s/ Antonio del Valle Perochena Name: Antonio del Valle Perochena

VP/#59470929.3